Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Corporation

Lorus Therapeutics Inc. (“Lorus” or the “Company”)
2 Meridian Road
Toronto, Ontario
M9W 4Z7 Canada

Item 2.    Date of Material Change

April 8, 2008.

Item 3. News Release

The press release reporting the material change was issued on April 8, 2008 in Toronto, Ontario via Canada NewsWire Group, a copy of which is attached hereto as Schedule “A”.

Item 4. Summary of Material Change

The Company announced on April 8, 2008 that its subsidiary GeneSense Technologies, Inc.("GeneSense") signed an exclusive multinational license agreement with Zor Pharmaceuticals, LLC formed as a subsidiary of Zoticon Bioventures Inc. ("Zoticon"), a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications. The initial clinical development of Virulizin® under the agreement will be in advanced pancreatic cancer.

Item 5. Full Description of Material Change

On April 8, 2008 the Company announced that its subsidiary GeneSense signed an exclusive multinational license agreement with Zor Pharmaceuticals, LLC formed as a subsidiary of Zoticon, a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications.  The initial clinical development of Virulizin® under the agreement will be in advanced pancreatic cancer.

Under the terms of the agreement, GeneSense will be entitled to receive payments in excess of US$10 million upon achievement of various milestone events and royalties that vary from 10-20% depending on achieving of sales of Virulizin® and subject to certain other adjustments. In addition, a wholly owned subsidiary of Lorus, Pharma Immune Inc. (“Pharma Immune”) will receive 25% of the initial equity in Zor Pharmaceuticals.  Pharma Immune’s equity will not be subject to dilution on the first US$5 million of financing in Zor Pharmaceuticals.  Thereafter, Pharma Immune has, at its option, a right to participate in any additional financings to maintain its ownership level.  In addition, GeneSense has entered into a Service Agreement with Zor Pharmaceuticals to assist in the transfer of knowledge and establish a strong foundation for moving forward with the development program for Virulizin®.

Zor Pharmaceuticals will be responsible for the cost of all the clinical development, regulatory submissions and commercialization of Virulizin® in North and South America and Europe.  GeneSense will retain rights in all other countries, including Japan, Australia and New Zealand.

Item 6.    Reliance on Section 85(2) of the Securities Act

This report in not being filed on a confidential basis.

Item 7.    Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8.    Senior Officer

Elizabeth Williams, Director of Finance and Administration, Acting CFO

416-798-1200

Item 9.    Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

/s/ Elizabeth Williams
Elizabeth Williams, Director of Finance and Administration, Acting CFO

Dated: April 18, 2008

NEWS RELEASE

Lorus Therapeutics Announces Exclusive Multinational License
Agreement with Zoticon Bioventures for Virulizin®

- Agreement includes upfront, milestone and royalty payments on future sales -

TORONTO, CANADA - (April 8, 2008) - Lorus Therapeutics Inc. (“Lorus”) (TSX: LOR; AMEX: LRP), a biopharmaceutical company dedicated to the research and development of pharmaceutical products and technologies for the management of cancer, announced today that its subsidiary GeneSense Technologies, Inc. (“GeneSense”) has signed an exclusive multinational license agreement with Zor Pharmaceuticals LLC formed as a subsidiary of Zoticon Bioventures Inc. (“Zoticon”), a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications.  The initial clinical development of Virulizin® under the agreement will be in advanced pancreatic cancer.

Under the terms of the agreement, GeneSense will be entitled to receive payments in excess of US$10 million upon achievement of various milestone events and royalties that vary from 10-20% depending on achieving of sales of Virulizin® and subject to certain other adjustments. In addition, a wholly owned subsidiary of Lorus, Pharma Immune Inc. (“Pharma Immune”) will receive 25% of the initial equity in Zor Pharmaceuticals.  Pharma Immune’s equity will not be subject to dilution on the first US$5 million of financing in Zor Pharmaceuticals.  Thereafter, Pharma Immune has, at its option, a right to participate in any additional financings to maintain its ownership level.  In addition, GeneSense has entered into a Service Agreement with Zor Pharmaceuticals to assist in the transfer of knowledge and establish a strong foundation for moving forward with the development program for Virulizin.

Zor Pharmaceuticals will be responsible for the cost of all the clinical development, regulatory submissions and commercialization of Virulizin® in North and South America and Europe.  GeneSense will retain rights in all other countries, including Japan, Australia and New Zealand.

"We are delighted to enter into this transaction with Zoticon, which shares our vision in the potential of Virulizin® and has the expertise and financial commitment to bring Virulizin® to market", stated Dr. Aiping Young, President and Chief Executive Officer of Lorus.  “We believe that this drug has significant potential as a treatment option not only for patients with advanced pancreatic cancer, one of the most difficult cancers to treat, but also, upon further development, for other cancer indications.  This arrangement provides significant potential value to our shareholders, representing Lorus’ commitment in maximizing the commercial potential of its anticancer products."

“Zoticon is very excited to be involved with the Virulizin® program.  We have already begun to lay the groundwork for Zor Pharmaceuticals to continue product development and ultimately commercialization of this novel drug,” stated Asher Nathan, Managing Director of Zoticon.

Lorus invites analysts and media to participate in a conference call on April 9, 2008 at 3:00 pm Eastern Time. Shareholders are invited to listen to the call by telephone and the call will be available on the website (http://www.lorusthera.com/) following completion.  Dial in numbers are below:

Toronto: 1-416-644-3422
Toll-free: 1-800-732-0232

About Virulizin®
Virulizin® is a novel biological response modifier (or immunotherapeutic agent) that stimulates a patient’s immune system through several mechanisms, including the activation of macrophages and the infiltration of natural killer cells into tumors.  Virulizin® has demonstrated high levels of antitumor activity against a number of cancer indications including pancreatic cancer. Virulizin® has been granted orphan drug status and fast track status from the United States FDA and orphan designation from the Marketing Authorization Application with the European Medical Evaluation Agency (EMEA). A drug that receives fast track designation must demonstrate that it is intended for the treatment of a serious or life-threatening condition and that it has the potential to address unmet medical needs for the condition.

Virulizin® is a registered trademark owned by Lorus Therapeutics Inc.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

About Zoticon
Zoticon is a privately held global drug development and healthcare investment firm with a portfolio of life-sciences-focused companies. Zoticon’s business model is to in-license novel therapeutics, and the formation of new biotechnology companies.

For further information on Zoticon, please visit their website at www.zoticon.com.

Forward-Looking Statements for Lorus
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements or transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; the inherent risks in early stage drug development including demonstrating efficacy; the achievement of milestones, milestones and royalty payments, the successful development of Virulizin; development time/cost and the regulatory approval process; the progress of clinical trials; our ability to find and enter into agreements with potential partners; the dilution of Pharma Immune’s interest in Zor Pharmaceuticals; and changing market conditions.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics’ recent press releases are available through Lorus’ website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc.

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490 or 1-416-268-6181
ir@lorusthera.com

Zoticon Bioventures
Dr. Asher Nathan, 972 2 9995858
asher@zoticon.com